UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Grupo Iusacell, S.A. de C.V.

(Name of Subject Company (Issuer))

Fintech Mobile Inc.

a wholly owned subsidiary of
Fintech Advisory Inc.
(Names of Filing Persons (Offeror))

SERIES V SHARES

AMERICAN DEPOSITARY SHARES,

EACH ADS REPRESENTING 100 SERIES V SHARES
(Title of Class of Securities)

40050B209 (ADSs)

(CUSIP Number of Class of Securities)

Julio Herrera

Fintech Advisory Inc.
375 Park Avenue
New York, NY 10152
(212) 593-4500

Copy to:

Richard J. Cooper, Esq.
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006
(212) 225-2000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$9,898,831.00	$800.81

*	Represents the U.S. dollar equivalent of the aggregate cash consideration in Mexican pesos to be paid by the filing person for all outstanding Series V Shares, including those represented by the ADSs, calculated using the average of the exchange rates reported on each of the five consecutive business days ending two business days prior to July 24, 2003 by Reuters and Bloomberg on their FXBENCH page as the closing rate for the exchange of pesos and dollars, which was Ps. 10.39546 to US$1.00.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 is $80.90 per $1 million of the aggregate transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

      This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed in connection with an offer in the United States by Fintech Mobile Inc. (“Fintech Mobile”), a Delaware corporation and wholly owned subsidiary of Fintech Advisory Inc., a Delaware corporation (“Fintech”), to purchase for cash all of the outstanding Series V Shares (the “Series V Shares”) and American Depositary Shares (“ADSs” and collectively with the Series V Shares, the “Securities”) of Grupo Iusacell, S.A. de C.V., a sociedad anónima de capital variable organized and existing under the laws of the United Mexican States (“Iusacell”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 24, 2003 (the “Offer to Purchase”), and in the related ADS Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Each ADS represents one hundred Series V Shares. Simultaneously with the U.S. Offer, Fintech Mobile is offering in Mexico (the “Mexican Offer” and collectively with the U.S. Offer, the “Offers”) to purchase for cash all of the outstanding Series A Shares (“Series A Shares”) and Series V Shares of Iusacell for Ps. 0.1142436 for each Series A Share and Series V Share on substantially the same terms as the Series V Shares and ADSs in the U.S. Offer. This Schedule TO is being filed on behalf of Fintech Mobile.

      All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO is incorporated by reference in answer to Items 1 through 11 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 10.     Financial Statements.

      Not applicable.

Item 12.     Exhibits.

(a)(1)(A)	U.S. Offer to Purchase, dated July 24, 2003
(a)(1)(B)	Form of ADS Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)	Form of Summary Advertisement, dated July 24, 2003, published in the New York Times
(a)(2)	Schedule 14D-9 filed by Grupo Iusacell, S.A. de C.V. (incorporated herein by reference to the Schedule 14D-9, as amended, filed with the Securities and Exchange Commission on July 21, 2003)
(a)(7)(A)	Letter, dated July 17, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.1 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 17, 2003)
(a)(7)(B)	Letter, dated July 17, 2003, from Fintech Advisory Inc. to Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V. (incorporated herein by reference to Exhibit 99.2 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 17, 2003)
(a)(7)(C)	Letter, dated July 18, 2003, from Bell Atlantic International, Inc., Bell Atlantic Latin American Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. to Fintech Advisory Inc. (incorporated herein by reference to Exhibit 99.3 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 18, 2003)

(a)(7)(D)	Letter, dated July 18, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.4 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 18, 2003)
(a)(7)(E)	Letter, dated July 22, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.5 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 22, 2003)
(a)(7)(F)	Text of press release issued by Fintech Advisory Inc., dated July 24, 2003
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

Item 13.     Information Required by Schedule 13E-3.

      Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FINTECH MOBILE INC.

By:	/s/ JULIO HERRERA

Name: Julio Herrera
Title: President

Date: July 24, 2003

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(A)	U.S. Offer to Purchase, dated July 24, 2003
(a)(1)(B)	Form of ADS Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)	Form of Summary Advertisement, dated July 24, 2003, published in the New York Times
(a)(2)	Schedule 14D-9 filed by Grupo Iusacell, S.A. de C.V. (incorporated herein by reference to the Schedule 14D-9, as amended, filed with the Securities and Exchange Commission on July 21, 2003)
(a)(7)(A)	Letter, dated July 17, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.1 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 17, 2003)
(a)(7)(B)	Letter, dated July 17, 2003, from Fintech Advisory Inc. to Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V. (incorporated herein by reference to Exhibit 99.2 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 17, 2003)
(a)(7)(C)	Letter, dated July 18, 2003, from Bell Atlantic International, Inc., Bell Atlantic Latin American Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. to Fintech Advisory Inc. (incorporated herein by reference to Exhibit 99.3 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 18, 2003)
(a)(7)(D)	Letter, dated July 18, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.4 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 18, 2003)
(a)(7)(E)	Letter, dated July 22, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.5 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 22, 2003)
(a)(7)(F)	Text of press release issued by Fintech Advisory Inc., dated July 24, 2003
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable